[LETTERHEAD OF NOODLES & COMPANY]

April 11, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noodles & Company
Request to Withdraw Registration Statement on Form S-1
File No. 333-215982

Ladies and Gentlemen:

Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act Rules”), Noodles & Company, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-1 (the “Registration Statement”) together with all exhibits thereto, and that such withdrawal be effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed with the Commission on February 9, 2017.

The Company has determined not to undertake at this time the public offering to which the Registration Statement relates because of market conditions. The Registration Statement was not declared effective by the Commission, and the Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance with this matter. If you should have any questions regarding the foregoing application for withdrawal or need anything further, please do not hesitate to contact me at (720) 214-1921 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

NOODLES & COMPANY,
a Delaware corporation

By:	/s/ PAUL A. STRASEN
Executive Vice President,
General Counsel and Secretary

cc: Andrew L. Fabens, Gibson Dunn & Crutcher LLP